SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------



                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                           --------------------------



                                Ampex Corporation
                                (Name of Issuer)



                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                   032092-30-6
                      (CUSIP Number of Class of Securities)


Mark B. Bakar and David Cariani                         Duncan McCurrach
One Ferry Building, Suite 255,                          Sullivan & Cromwell LLP
San Francisco, California 94111                         125 Broad Street,
(415) 677-5850                                          New York, New York 10004
                                                        (212) 558-4066

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 1, 2006
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                         (continued on following pages)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  032092-30-6

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     ValueVest High Concentration Master Fund, Ltd. (20-4574633)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [_]
                                                            (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                           [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER

          0

     8    SHARED VOTING POWER

          317,768

     9    SOLE DISPOSITIVE POWER

          0

     10   SHARED DISPOSITIVE POWER

          317,768

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     317,768

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%

14   TYPE OF REPORTING PERSON*

     CO

                                  SCHEDULE 13D

CUSIP No.  032092-30-6

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     ValueVest Management Company II, LLC (47-0951956)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [_]
                                                            (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     n/a

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                           [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER

          0

     8    SHARED VOTING POWER

          317,768

     9    SOLE DISPOSITIVE POWER

          0

     10   SHARED DISPOSITIVE POWER

          317,768

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     317,768

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%

14   TYPE OF REPORTING PERSON*

     OO

                                  SCHEDULE 13D

CUSIP No.  032092-30-6

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Mark B. Bakar

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [_]
                                                            (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     n/a

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                           [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER

          0

     8    SHARED VOTING POWER

          317,768

     9    SOLE DISPOSITIVE POWER

          0

     10   SHARED DISPOSITIVE POWER

          317,768

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     317,768

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%

14   TYPE OF REPORTING PERSON*

     IN

                                  SCHEDULE 13D

CUSIP No.  032092-30-6

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     David Cariani

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [_]
                                                            (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     n/a

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                           [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER

          0

     8    SHARED VOTING POWER

          317,768

     9    SOLE DISPOSITIVE POWER

          0

     10   SHARED DISPOSITIVE POWER

          317,768

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     317,768

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%

14   TYPE OF REPORTING PERSON*

     IN

Item 1.  Security and Issuer.

     This statement on Schedule 13D ("Statement") relates to the Class A common stock, par value $0.01 per share ("Common Stock"), of Ampex Corporation, a corporation organized under the laws of the State of Delaware (the "Issuer"). The principal executive offices of the Issuer are located at 1228 Douglas Avenue, Redwood City, California 94063.

Item 2.  Identity and Background.

     (a); (f) This statement is being filed jointly by ValueVest High Concentration Master Fund, Ltd., a corporation organized under the laws of the Cayman Islands (the "Master Fund"), ValueVest Management Company II, LLC a limited liability company organized under the laws of the State of California (the "Investment Manager"), Mark B. Bakar ("Bakar") and David Cariani ("Cariani", and collectively with the Master Fund, the Investment Manager and Bakar, the "Reporting Persons").

     Messrs. Bakar and Cariani are the managing members of the Investment Manager and each owns 50% of the membership interests in the Investment Manager. Mr. Bakar is also a director of the Master Fund. The Investment Manager manages the Master Fund pursuant to a management contract and owns all of the Class GP Ordinary Shares of the Master Fund. The Reporting Persons are making this joint filing pursuant to the agreement (the "Joint Filing Agreement") attached hereto as Exhibit 1.

     (b)-(c) The address of the principal business and principal office of the Master Fund is Queensgate House, 113 South Church Street, P.O. Box 1234, George Town, Grand Cayman, Cayman Islands. The principal business of the Master Fund is making investments.

     The address of the principal business and principal office of Investment Manager and the business address of Messrs. Bakar and Cariani is One Ferry Building, Suite 255, San Francisco, California 94111. The principal business of the Investment Manager is investment management.

     Exhibit 2, which is attached hereto and incorporated herein by reference, sets forth the following information with respect to each executive officer and each director of the Master Fund and the Investment Manager (collectively, the "Named Individuals"): (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv) citizenship.

     (d)-(e) During the last five years, none of the Reporting Persons nor any of the Named Individuals (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Master Fund purchased the shares of Common Stock covered by this Statement through open market purchases made from October 6, 2005 through November 13, 2006. Details of each purchase transaction are set forth on Exhibit 3, which is attached hereto and incorporated herein by reference. Each purchase was funded using equity capital contributed to the Master Fund by its direct and indirect investors.

Item 4.  Purpose of Transaction.

     The Master Fund purchased the Shares for investment because the Investment Manager believes that the market price of the Shares does not fully reflect the underlying value of the Issuer and its assets and businesses. In particular, the Investment Manager believes that the Issuer can increase shareholder value through greater commercial utilization of its intellectual property assets.

     On February 1, 2006, the Master Fund entered into a letter agreement with M.CAM, Inc. ("M.CAM"), an intellectual property rights and intangible asset financial services firm, pursuant to which M.CAM agreed to provide advisory services to the Master Fund in connection with developing and pursuing proposals for alternative transactions relating to the Issuer's proprietary intellectual property and/or the sale, transfer, or other disposition of all or a material portion of the business, assets or securities of the Issuer. A copy of this letter agreement is attached hereto as Exhibit 4 and is incorporated herein by reference. Under the terms of the agreement, certain fees are payable by the Master Fund to M.CAM for its advisory services in certain circumstances. In particular, a Value Enhancement Fee is payable by the Master Fund to M.CAM if one of the following events shall occur: (i) the value of the Issuer's stock increases above certain specified market price points while the Master Fund is a minority shareholder of the Issuer; (ii) a Transaction (as defined in the letter agreement) is effectuated; or (iii) a definitive agreement or agreement in principle for a Transaction is executed or announced by the Issuer. In addition, the letter agreement provides that if the Master Fund at any time holds a controlling position in the stock of the Issuer, the Master Fund will use its best efforts to cause the Issuer to engage M.CAM to perform certain additional services, for certain additional compensation, as set forth in Exhibit 1 to the agreement.

     On May 22, 2006, Messrs. Bakar and Cariani met with the chief financial officer of the Issuer at the Issuer's offices. During that meeting, Messrs. Bakar and Cariani indicated that the Master Fund had accumulated a significant equity investment in the Issuer and was interested in acquiring additional equity pursuant to a strategic investment in the Issuer. The chief financial officer indicated that he did not believe that the Issuer was interested in raising any additional capital at this time but that the board of directors of the Issuer would consider any definitive proposal that the Master Fund was prepared to make.

     On July 19, 2006, Messrs. Bakar and Cariani had a telephone conversation with the chief executive officer and chief financial officer of the Issuer. In this call, Messrs. Bakar and Cariani once again expressed the Master Fund's interest in increasing its equity investment in the Issuer and also indicated that the Master Fund would like to explore the possible acquisition of the Issuer. The chief executive officer and chief financial officer indicated that the Issuer was not interested in raising additional equity capital at this time and that while the Master Fund was free to make an offer to acquire the Issuer to the board of directors of the Issuer such executives did not know whether the board would be interested in pursuing such a transaction.

     In a letter to the chief executive officer of the Issuer dated September 13, 2006, the Investment Manager once again confirmed the Master Fund's interest in acquiring or making a further equity investment in the Issuer. In that letter, the Investment Manager also indicated that it would like to discuss an alternative transaction in which the Master Fund would acquire the Issuer's Data Systems business and all of its intangible assets other than those patents which the Issuer was currently licensing or litigating and their related patent families. The Investment Manager indicated that it believed that this alternate asset transaction, which would not be subject to any financing contingency or condition, could be implemented relatively quickly and would give the Issuer the opportunity to realize immediate value for its shareholders and to generate further shareholder value through its ongoing patent licensing and litigation efforts.

     By letter dated September 15, 2006 sent by regular mail and received by the Investment Manager on September 21, 2006, the chief executive officer of the Issuer indicated that the board of directors of the Issuer would consider the Investment Manager's letter and proposals at its next meeting scheduled for early November.

     By letter to the Issuer dated September 21, 2006, Investment Manager offered to meet with the Issuer's management before the November board meeting to explore in further detail the types of transactions and terms that might be acceptable to both parties. In that letter, the Investment Manager indicated that it believed that such a meeting would put management in a better position to fully inform the Issuer's board of directors about the available alternatives and put the Investment Manager in a better position to provide the Issuer's board of directors with its most compelling value propositions for the Issuer's shareholders. The Investment Manager also offered to present its proposals in person to the Issuer's board of directors at the November board meeting.

     The Issuer responded by letter dated September 22, 2006 that it would respond to Investment Manager after the next meeting of its board of directors, or earlier if the Issuer's board of directors felt that to be desirable.

     As of the date of this Statement, none of the Reporting Persons or Named Individuals has received any further response from the Issuer with respect to the Investment Manager's proposals.

     From time to time since its initial investment in the Issuer, representatives of the Investment Manager have had discussions with several other parties concerning its interests in the Issuer, including the possible acquisition of the Issuer and the commercial utilization of its intellectual property portfolio.

     The Reporting Persons have become increasingly dissatisfied with the Issuer's financial results and operating performance and its unwillingness to consider and explore transactions which the Investment Manager believes can increase shareholder value by, among other things, increasing the commercial utilization of the Issuer's intellectual property portfolio. Accordingly, the Reporting Persons intend to continue to attempt to engage in discussions with the management of the Issuer and/or the members of the Issuer's board of directors with respect to certain issues relating to, among others, the Investment Manager's prior and future proposals, the Issuer's strategic decision-making and the Issuer's recent financial and operating performance. The Reporting Persons may also approach other holders of the Issuer's securities in order to discuss similar matters of mutual interest, including, but not limited to, the possibility of nominating one or more persons to become a director of the Issuer. Each of the Reporting Persons intends to continuously review the Master Fund's investment in the Issuer and reserves the right to change its plans or intentions and to take any and all actions that it may deem appropriate to maximize the value of its investment(s), including by, among other things, acquiring additional securities of the Issuer, disposing of any securities of the Issuer owned by it, or formulating other plans or proposals regarding the Issuer or securities of the Issuer to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer (including, but not limited to, the attitude of the Issuer's board of directors and management and other shareholders of the Issuer) and the general business and future prospects of the Issuer.

     Except as set forth above, none of the Reporting Persons or any Named Individuals have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) As of September 30, 2006, there were 3,820,273 shares of Common Stock issued and outstanding according to the Issuer's Form 10-Q filed on November 7, 2006. As of November 13, 2006, the Master Fund owns of record 317,768 shares of Common Stock, which represents approximately 8.3% of the shares of Common Stock currently issued and outstanding. The Investment Manager may be deemed to beneficially own the shares of Common Stock owned of record by the Master Fund because of its investment management contract with and equity interest in the Master Fund. Messrs. Baker and Cariani may be deemed to beneficially own the shares of Common Stock owned of record by the Master Fund because of their equity interest in the Investment Manager.

     (b) Because of the relationships described in paragraph (a) of this Item 5, each of the Reporting Persons may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, all of the shares of Common Stock owned of record by the Master Fund.

     (c) Except as set forth in Exhibit 3, none of the Reporting Persons or Named Individuals has effected any transaction in the Issuer's Common Stock during the past 60 days.

     (d) Except for the direct and indirect equity investors in the Master Fund, the Reporting Persons and the Named Individuals, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's Common Stock that is owned of record by the Master Fund.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The responses to Items 3 and 4 are incorporated herein by this reference. Except as set forth above and described in Items 3 and 4, no Reporting Person has a contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit        Name
-------        -----------------------------------------------------------------


1              Joint Filing Agreement, dated November 13, 2006

2 Name, business address, present principal occupation and citizenship of each executive officer of each Reporting Person that is a corporation

3              Trading history

4              Letter agreement between the Master Fund and M.CAM, Inc., dated
               February 1, 2006

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2006

                                        ValueVest High Concentration Master
                                        Fund, Ltd.

                                        /s/ Mark B. Bakar
                                        ----------------------------------
                                        By:  Mark B. Bakar
                                        Title:  Director


                                        ValueVest Management Company II, LLC

                                        /s/ David Cariani
                                        ----------------------------------
                                        By:  David Cariani
                                        Title:  Managing Member

                                        /s/ Mark B. Bakar
                                        ----------------------------------
                                        Mark B. Bakar

                                        /s/ David Cariani
                                        ----------------------------------
                                        David Cariani

                                                                       EXHIBIT 1

                             Joint Filing Agreement

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to Class A Common Stock of Ampex Corporation, a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. The Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date:  November 13, 2006

                                        ValueVest High Concentration Master
                                        Fund, Ltd.

                                        /s/ Mark B. Bakar
                                        ----------------------------------
                                        By:  Mark B. Bakar
                                        Title:  Director


                                        ValueVest Management Company II, LLC

                                        /s/ David Cariani
                                        ----------------------------------
                                        By:  David Cariani
                                        Title:  Managing Member

                                        /s/ Mark B. Bakar
                                        ----------------------------------
                                        Mark B. Bakar

                                        /s/ David Cariani
                                        ----------------------------------
                                        David Cariani

                                                                       EXHIBIT 2

                        EXECUTIVE OFFICERS AND DIRECTORS

The name, business address, present principal occupation and citizenship of each executive officer and director of each Reporting Person that is a corporation are set forth below.

Name                       Mr. Mark Bakar

Position(s) with           Director, ValueVest High Concentration Master
Reporting Persons          Fund, Ltd.; Managing Member, ValueVest
                           Management Company II, LLC

Business address           One Ferry Building, Suite 255, San Francisco,
                           California 94111

Principal Occupation or    Managing Member, ValueVest Management Company II,
Employment                 LLC, One Ferry Building, Suite 255, San
                           Francisco, California 94111

Citizenship                United States of America


Name                       Mr. David Cariani

Position(s) with           Managing Member, ValueVest Management Company II,
Reporting Persons          LLC

Business address           One Ferry Building, Suite 255, San Francisco,
                           California 94111

Principal Occupation or    Managing Member, ValueVest Management Company II,
Employment                 LLC, One Ferry Building, Suite 255, San
                           Francisco, California 94111

Citizenship                United States of America


Name                       Mr. David Sargison

Position(s) with           Director, ValueVest High Concentration Master
Reporting Persons          Fund, Ltd.

Business address           Queensgate House, 113 South Church Street,
                           P.O. Box 1234, George Town, Grand Cayman,
                           Cayman Islands

Principal Occupation or    Managing Director, Ogier Fiduciary Services
Employment                 (Cayman) Limited, Queensgate House, 113 South
                           Church Street, P.O. Box 1234, George Town,
                           Grand Cayman, Cayman Islands

Citizenship                Cayman Islands


Name                       Mr. Vijayabalan Murugesu

Position(s) with           Director, ValueVest High Concentration Master
Reporting Persons          Fund, Ltd.

Business address           Queensgate House, 113 South Church Street,
                           P.O. Box 1234, George Town, Grand Cayman,
                           Cayman Islands

Principal Occupation or    Manager - Fund Services, Ogier Fiduciary
Employment                 Services (Cayman) Limited, Queensgate House,
                           113 South Church Street, P.O. Box 1234, George
                           Town, Grand Cayman, Cayman Islands

Citizenship                Cayman Islands

                                                                       EXHIBIT 3

                                 TRADING HISTORY
                                                        Total
                                                     Consideration
Trade Date     Activity     Quantity     Price $         Paid $        Holding
----------     --------     --------     -------     -----------       --------
10/06/2005     Buy               200       28.45        5,715.00           200
10/07/2005     Buy            10,290       28.75      296,350.97        10,490
10/18/2005     Buy             2,678       24.75       66,414.40        13,168
10/19/2005     Buy             1,392       24.25       33,825.60        14,560
10/20/2005     Buy             1,000       23.75       23,800.00        15,560
10/21/2005     Buy             2,780       20.90       58,239.05        18,340
10/24/2005     Buy             4,600       19.66       90,650.36        22,940
10/25/2005     Buy             2,060       18.82       38,866.43        25,000
10/26/2005     Buy             5,000       19.04       95,470.00        30,000
10/27/2005     Buy             1,600       19.98       32,052.00        31,600
10/31/2005     Buy             3,827       22.82       87,539.95        35,427
11/01/2005     Buy             3,782       23.57       89,342.56        39,209
11/02/2005     Buy             3,081       24.87       76,785.91        42,290
11/03/2005     Buy             5,000       26.23      131,422.50        47,290
11/04/2005     Buy            11,600       28.54      331,630.08        58,890
11/07/2005     Buy             7,797       28.03      218,968.61        66,687
11/08/2005     Buy            11,608       27.92      324,657.19        78,295
11/09/2005     Buy             5,400       28.63      154,847.16        83,695
11/10/2005     Buy             4,383       28.10      123,384.96        88,078
11/11/2005     Buy             3,414       27.81       95,122.92        91,492
11/14/2005     Buy            31,560       24.34      769,893.58       123,052
11/15/2005     Buy            12,104       25.98      315,109.48       135,156
11/16/2005     Buy             3,601       25.95       93,617.36       138,757
11/17/2005     Buy             1,243       26.53       33,034.96       140,000
12/01/2005     Buy             3,613       21.44       77,626.03       143,613
12/02/2005     Buy             2,974       21.10       62,905.45       146,587
12/05/2005     Buy             7,100       22.37      159,202.59       153,687
12/06/2005     Buy             1,958       24.37       47,818.67       155,645
12/07/2005     Buy            10,590       25.02      265,454.23       166,235
12/13/2005     Buy             4,000       22.85       91,588.00       170,235
05/02/2006     Buy             7,000       17.74      124,546.80       177,235
06/12/2006     Buy             1,659       12.29       20,476.04       178,894
11/01/2006     Buy            56,689       10.44      594,860.35       235,583
11/02/2006     Buy            18,500       10.40      193,373.10       254,083
11/03/2006     Buy             5,621       11.48       64,786.52       259,704
11/06/2006     Buy             2,500       11.28       28,316.50       262,204
11/07/2006     Buy             3,642       11.58       42,356.10       265,846
11/08/2006     Buy            23,244       11.50      268,493.77       289,090
11/09/2006     Buy             4,639       12.06       56,198.24       293,729
11/10/2006     Buy            11,428       12.95      148,615.43       305,157
11/13/2006     Buy            12,611       13.97      176,862.97       317,768

                                                                       EXHIBIT 4

                          M.CAM, INC. LETTER AGREEMENT

February 1, 2006

Board of Directors
ValueVest High Concentration Master Fund, Ltd.
P.O. Box 1234 GT
Grand Cayman
Cayman Islands

Gentlemen:

This letter confirms the understanding and agreement ("Agreement") between M.CAM, Inc. ("M.CAM") and ValueVest High Concentration Master Fund, Ltd. ("Fund") regarding the retention of M.CAM by Fund as its advisor for the purposes set forth herein.

Under this Agreement, M.CAM will provide advisory services to Fund in connection with Fund's investment in Ampex Corporation ("Ampex" or the "Company") (the "Engagement"), including assisting Fund in connection with developing and pursuing proposals for alternative transactions related to Ampex's proprietary intellectual property ("IP") that may enhance Ampex shareholder value through the license, sale, pooling, or other exploitation of Ampex's IP, and/or the sale, transfer, or other disposition, directly or indirectly, of all or a material portion of the business, assets or securities of the Company, whether by way of a merger, sale, consolidation, reorganization, extraordinary dividend, recapitalization, restructuring (including, but not limited to any spin off), tender offer, exchange offer, leveraged buyout, minority investment or partnership or any other extraordinary corporate transaction involving the Company in one transaction or in a series or combination of transactions ("Transaction").

In connection with the Engagement, M.CAM agrees to provide the following services to Fund on an exclusive basis:

     (a) provide advisory services, including a business and financial analysis of the Ampex IP, a licensing strategy and feasibility analysis with respect to the Ampex IP, and an Ampex IP pricing analysis with respect to the Engagement and / or a possible Transaction;

     (b) assist in Fund's communications and negotiations with the Company's Board of Directors, management, advisors, potential strategic and financial buyers, and the Company's other shareholders to develop a general strategy with respect to the Engagement;

     (c) assist Fund in analyzing, structuring and, to the extent applicable, pursuing a possible Transaction; and

     (d) provide such other advisory services related to the strategic optimization of the Ampex IP which may be customarily rendered in connection with the Engagement and any possible Transaction.

M.CAM acknowledges and agrees that an integral reason for its engagement hereunder by Fund is the services to be performed personally by David E. Martin, Chief Executive Officer of M.CAM and Ned S. Goldstein, General Counsel of M.CAM and that each of said individuals will be personally performing and overseeing the performance of services to the Fund pursuant to this Agreement.

Fund agrees to pay the following fees to M.CAM for its advisory services:

     (1) An Initial Fee of $50,000, which has already been paid with respect to an M.CAM triage report on the Ampex IP.

     (2) A monthly retainer in the amount of $20,000 per month, payable on the 10th day of each month of the term hereof. Any payment made under this section (2) shall reduce any fee owing under Section (3) below.

     (3) A Value Enhancement Fee, if one of the following events shall occur at any time after the date hereof ("Transaction Event"): (i) the value of the Ampex stock increases to the amounts set forth in the following chart during the time in which the Fund is a minority shareholder of Ampex; (ii) a Transaction is effectuated, or (iii) a definitive agreement or agreement in principle for a Transaction is executed or announced by Ampex. The Value Enhancement Fee shall not be payable with respect to items 3(i), (ii) or
     (iii) above until such time as the Fund sells any of its shares in the Company or consideration is received with respect to a Transaction, and it shall then be paid (A) only with respect to the shares so sold or consideration so received and (B) based upon the price received by the Fund at the time of such sale of shares or consideration received by the Fund. Such Value Enhancement Fee shall be calculated as:

     Range of "Ampex Gains":(1)           Value Enhancement Fee
     --------------------------           -------------------------
     $00.00 - $12.50 per share             0% of Fund's Ampex Gains
     $12.51 - $32.50 per share            10% of Fund's Ampex Gains
     $32.51 - $52.50 per share            20% of Fund's Ampex Gains
     $52.51 per share or higher           25% of Fund's Ampex Gains


----------
(1) Such price shall be adjusted to reflect the value of any spun off entities or any extraordinary / special dividend, recapitalization, stock split, or similar event.


Such Value Enhancement Fee will be paid in cash (or such other form of consideration as is actually received by the Fund in any Transaction) by Fund to M.CAM within 5 business days of Fund's realization for cash of its Ampex stock position.

The term "Ampex Gains" means the difference between the per share price of Ampex's common stock (or other consideration actually received by Ampex in a Transaction) upon the sale, exchange, or other transfer of the same by Fund and the price at which such shares were purchased by Fund, whether such value is determined by a publicly quoted stock exchange or pursuant to a private transaction multiplied by the number of shares of common stock owned by the Fund at the time of any such transaction, net of any documented and directly applicable out-of-pocket expenses paid by Fund to third parties, including, but not limited to, accountants and legal counsel, in connection with its acquisition, holding or disposition of Ampex common stock. In no event shall the Fund owe M.CAM any Value Enhancement Fee with respect to any shares sold at a price less than the price at which such shares were purchased by the Fund. For purposes of determining the price at which shares have been purchased (i.e., the cost basis) and sold under this Agreement only, the parties shall use the first-in first out method - i.e., the order of the shares sold shall correspond to the order of the shares purchased so that the first shares sold shall be deemed to be the first shares purchased, the second shares sold shall be the second shares purchased and so on. By way of example only, if Fund purchased 1 share of Ampex at $13.00 and sold the same share at $48.00 for an Ampex Gain of $35.00, then, assuming there were no deductible fees, the Value Enhancement Fee would be equal to .10x($32.50-$12.50) plus .20x($35-$32.51)=$2.50.

This Agreement does not contemplate every possible scenario with respect to M.CAM's work on behalf of Fund and the potential outcomes with respect to Fund's investment in Ampex. In the event that the services required of and/or provided by M.CAM differ substantially from what has been contemplated in this Agreement, i.e., either substantially more or less work, advice, and/or M.CAM resources are required to achieve the desired outcome or the circumstances otherwise differ significantly from what is anticipated, then M.CAM and Fund agree to work in good faith to adjust the fee so that it is fair for the services rendered and the circumstances presented.

Fund's ownership interest in Ampex on the date hereof consists of 170,235 shares of Ampex common stock. Any additional securities Fund may acquire in Ampex shall be reported to M.CAM at the time of purchase and shall be included in determining any fees owed to M.CAM pursuant to the schedule set forth hereinabove.

M.CAM and Fund acknowledge that Fund may acquire additional stock in / options of, or other security interests in (directly or indirectly) Ampex. Any such increase in Fund's investment position in Ampex would be treated in accordance with this Agreement. In the event that Fund, together with any other persons with whom it must report its holdings in Company pursuant to U.S. securities laws, at any time holds a controlling position in the common stock of Ampex, then in addition to the services provided for hereinabove, Fund shall use its best efforts to cause the Company to engage M.CAM directly to perform the additional services for it, for the additional compensation, set forth in
Exhibit I attached hereto and incorporated herein by this reference. M.CAM hereby agree that twenty five per cent (25%) of any fees and/or commissions it earns on any transactions related to Ampex arising out of this Agreement, including, but not limited to, any fees from licensing stream securitization, net of any documented and directly applicable out of pocket expenses, including, but not limited to accountants and legal counsel, shall be paid to Fund within 5 business days of M.CAM's receipt of the same, in such form of consideration as M.CAM actually receives. Notwithstanding anything to the contrary herein, any engagement by the Company of M.CAM pursuant to this Agreement shall terminate upon the earlier to occur, if any, of (i) the agreement of the Fund and M.CAM that it is in their mutual best interests to terminate said agreement with AMPEX based upon the Fund's then current ownership of the equity of Ampex and the other provisions of this Agreement or (ii) the date upon which the Fund first acquires seventy-five per cent (75%) of the outstanding equity of Ampex.

In addition to the fees that may be payable to M.CAM under this Agreement, Fund agrees to reimburse M.CAM, upon request made from time to time, for its reasonable documented and directly applicable out-of-pocket travel related expenses incurred in connection with the services rendered by M.CAM hereunder. Fund acknowledges that it may be necessary to retain legal counsel or accounting services in connection with achieving the objectives of increasing the value of its Ampex holdings and agrees that such engagement and the payment of the related fees shall be the responsibility of Fund. No such legal counsel or accountants shall be retained without the prior approval of Fund.

In the event that Fund or its management receives an inquiry concerning a potential Transaction, they will, subject to any legal or regulatory restrictions, timely keep M.CAM informed of such inquiry, in order that M.CAM can assess such inquiry and assist Fund in connection with such inquiry.

Subject to any legal or regulatory restrictions, Fund will furnish or cause to be furnished to M.CAM such information as appropriate to its assignment (all such information so furnished being the "Information"). Fund recognizes and confirms that M.CAM (a) will use and rely primarily on the Information and on information available from generally recognized public sources in performing the services contemplated by this Agreement without having independently verified the same, (b) does not assume responsibility for the accuracy or completeness of the Information and such other information, and (c) is entitled to rely upon the Information without independent verification.

Except as contemplated by the terms hereof or as required by applicable law or legal process, each of the parties hereto shall keep confidential all material non-public information provided to it by or at the request of the other party, and shall not disclose such information or the subject matter of this Agreement to any third party or to any of its employees or advisors except to those persons who have a need to know such information in connection with such party's performance of its responsibilities hereunder.

In the event that confidential information belonging to Fund is stored electronically on M.CAM's computer systems, M.CAM shall not be liable for any damages resulting from unauthorized access, misuse or alteration of such information by persons not acting on its behalf, provided that M.CAM exercises the same degree of care in protecting the confidentiality of, and in preventing unauthorized access to, Fund information that it exercises with regard to its own most sensitive proprietary information.

Except as required by applicable law, any advice to be provided by M.CAM under this Agreement shall not be disclosed publicly or made available to third parties without the prior consent of M.CAM which shall not be unreasonably withheld. In addition, except as required by applicable law, M.CAM may not be publicly referred to by Fund in any public filing, press release or any other disclosure without its prior consent, which shall not be unreasonably withheld. M.CAM acknowledges that its retention by Fund may be required to be disclosed in a public filing, press release or other disclosure. Consequently, in such event M.CAM agrees to promptly respond to any of Fund's requests to refer to M.CAM in a public filing or similar disclosure or any such requests to disclose to third parties certain analyses that M.CAM may perform under this Agreement. All services, advice and information and reports provided by M.CAM to Fund in connection with this assignment shall be for the sole benefit of Fund and shall not be relied upon by any other person. The parties acknowledge and agree that no third party is intended to benefit from this Agreement.

In the event that M.CAM is requested or authorized by Fund or required by government regulation, subpoena, or other legal process to produce documents, or to make its current or former personnel available as witnesses at deposition or trial, arising as a result of or in connection with M.CAM's engagement for Fund, Fund will pay M.CAM's reasonable third-party legal fees and expenses in responding to such a request. Nothing in this paragraph shall affect in any way Fund's obligations pursuant to the separate indemnification agreement attached hereto. Fund acknowledges and agrees that M.CAM has been retained to act solely as exclusive advisor to Fund in connection with this Engagement. In such capacity, M.CAM shall act as an independent contractor, and any duties of M.CAM arising out of its engagement pursuant to this Agreement shall be owed solely to Fund. Because M.CAM will be acting on Fund's behalf in this capacity, it is customary for M.CAM to receive indemnification. The indemnification agreement attached hereto as Attachment "A" is hereby incorporated herein by this reference.

M.CAM's engagement hereunder may be terminated upon 10 days' written notice. Notwithstanding the foregoing, in the event that M.CAM's services are terminated other than for cause prior to the second anniversary date hereof, then M.CAM shall be entitled to an early termination fee equal to $20,000 multiplied times the number of months remaining between the date of termination and 24 months from the date hereof; provided, however, Fund shall have the right to terminate this Agreement without such early termination fee at such time as Fund sells all of its equity in Ampex. In any event, notwithstanding anything to the contrary herein, in the event of the termination of this Agreement by either party for any reason, Fund shall pay M.CAM any fees then earned and not yet paid, any expenses incurred by M.CAM prior to termination and properly reimbursable pursuant to the terms of this Agreement and the Value Enhancement Fee as and when due pursuant to the terms hereof. Additionally, the parties agree that provisions relating to confidentiality and non-publicity, the status of M.CAM as an independent contractor, the limitation on to whom M.CAM shall owe any duties and waivers of the right to trial by jury will survive any such termination, and any such termination shall not affect Fund's obligations under the indemnification agreement attached as Attachment A.

M.CAM agrees to indemnify and hold Fund and its officers, directors, employees, managers, and agents (collectively, "Indemnified Fund Party") harmless from and against any and all claims, causes of action, liability, judgments, damages, fines and/or expenses (including reasonable attorneys' fees and costs) suffered by, or threatened against, an Indemnified Fund Party arising out of, or in connection with any allegation that M.CAM has violated any state or federal securities laws or regulations related to the trading of Ampex's stock, except to the extent that any of the above are at the direction of or due to the negligence or intentional acts of an Indemnified Fund Party. Fund agrees to indemnify and hold M.CAM and its officers, directors, employees, managers, and agents (collectively, "Indemnified M.CAM Party") harmless from and against any and all claims, causes of action, liability, judgments, damages, fines and/or expenses (including reasonable attorneys' fees and costs) suffered by, or threatened against, an Indemnified M.CAM Party arising out of, or in connection with any allegation that Fund has violated any state or federal securities laws or regulations related to the trading of Ampex's stock, except to the extent that any of the above are at the direction of or due to the negligence or intentional acts of an Indemnified M.CAM Party.

Fund does not appear on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the United States Department of the Treasury, nor is it a prohibited party according to other U.S. government regulatory or enforcement agencies.

Notwithstanding anything to the contrary provided elsewhere herein, none of the provisions of this letter agreement shall in any way limit the activities of M.CAM and its affiliates in its businesses distinct from the Engagement.

This Agreement (including the attached indemnification agreement) embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect or impair such provision or the remaining provisions of this Agreement in any other respect, which will remain in full force and effect. No waiver, amendment or other modification of this Agreement shall be effective unless in writing and signed by each party to be bound thereby. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that state.

The parties hereto agree that any action or proceeding based hereon or arising out of M.CAM's engagement hereunder shall be brought and maintained exclusively in the courts of the State of California located in the cities of San Francisco or Los Angeles or in the United States District Courts located in the cities of San Francisco or Los Angeles. The parties hereto irrevocably submit to the jurisdiction of the courts of the State of California located in the cities of San Francisco or Los Angeles and the United States District Courts located in the cities of San Francisco or Los Angeles and appellate courts from any thereof for the purpose of any action or proceeding based hereon or arising out of M.CAM's engagement hereunder and irrevocably agree to be bound by any judgment rendered thereby in connection with such action or proceedings. The parties hereto irrevocably waive, to the fullest extent permitted by law, any objection they may have or hereafter may have to the laying of venue of any such action or proceeding brought in any such court referred to above and any claim that such action or proceeding has been brought in an inconvenient forum and agree not to plead or claim the same.

The provisions hereof shall inure to the benefit of and be binding upon the successors and assigns of Fund, M.CAM and any person entitled to be indemnified hereunder or under the indemnification agreement attached hereto as Attachment A; provided, however, that neither party may assign this Agreement or its obligations hereunder to another person or entity without the prior written consent of the other party hereto.

Any rights to trial by jury with respect to any claim or proceeding related to, or arising out of, this Agreement, engagement or any transaction or conduct in connection herewith, is waived.

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to M.CAM the duplicate copy of this Agreement and the indemnification agreement attached hereto as Attachment A.

                                             Very truly yours,

                                             M.CAM, INC.


                                             By: /s/ David E. Martin
                                                --------------------------
                                                David E. Martin
                                                Chief Executive Officer


Accepted and Agreed
to as of the date first
written above:


VALUEVEST HIGH CONCENTRATION MASTER FUND, LTD.

By: /s/ Mark Bakar
   -----------------------------------------
     Mark Bakar, Director


By: /s/ Vijayabalan Murugesu
   -----------------------------------------
     Vijayabalan Murugesu, Director


By: /s/ David Sargison
   -----------------------------------------
     David Sargison, Director




Enclosure

                                  ATTACHMENT A

February 1, 2006

M.CAM, Inc.
210 Ridge-McIntire Rd., Suite 300
Charlottesville, VA  22903

                            INDEMNIFICATION AGREEMENT
                            -------------------------

Gentlemen:

This letter will confirm that we have engaged M.CAM, Inc. ("M.CAM") to advise and assist ValueVest High Concentration Mater Fund, Ltd. ("Fund") in connection with the matters referred to in our letter of agreement dated as of February 1, 2006 (the "Engagement Letter"). In consideration of your agreement to act on our behalf in connection with such matters, we agree to indemnify and hold harmless you and your affiliates and your and their respective partners (both general and limited), members, officers, directors, employees and agents and each other person, if any, controlling you or any of your affiliates (you and each such other person being an "Indemnified Party") from and against any losses, claims, damages, expenses and liabilities whatsoever, whether they be joint or several, related to, arising out of or in connection with the engagement (the "Engagement") under the Engagement Letter and will reimburse each Indemnified Party for all expenses (including reasonable and documented fees, expenses and disbursements of counsel) as they are incurred in connection with investigating, preparing, pursuing, defending or assisting in the defense of any action, claim, suit, investigation or proceeding related to, arising out of or in connection with the Engagement or this agreement, whether or not pending or threatened, whether or not any Indemnified Party is a party, whether or not resulting in any liability and whether or not such action, claim, suit, investigation or proceeding is initiated or brought by us. We will not, however, be liable under the foregoing indemnification provision for any losses, claims, damages or liabilities (or expenses relating thereto) that are finally judicially determined by a court of competent jurisdiction to have resulted from the bad faith, gross negligence or willful misconduct of M.CAM. We also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to us or our owners, parents, affiliates, security holders or creditors for or in connection with the Engagement except for any such liability for losses, claims, damages or liabilities incurred by us that are finally judicially determined by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of M.CAM.

If the indemnification provided for in the preceding paragraph is for any reason (other than the bad faith, gross negligence or willful misconduct of M.CAM as provided above) unavailable to an Indemnified Party in respect of any losses, claims, damages or liabilities referred to herein, then, in lieu of indemnifying such Indemnified Party hereunder, we shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities (and expenses relating thereto) in such proportion as is appropriate to reflect not only the relative benefits received (or anticipated to be received) by you, on the one hand, and us, on the other hand, from the Engagement but also the relative fault of each of you and us, as well as any other relevant equitable considerations; provided, however, to the extent permitted by applicable law, in no event shall your aggregate contribution to the amount paid or payable exceed the aggregate amount of fees actually received by you under the Engagement Letter. For the purposes of this agreement, the relative benefits to us and you of the Engagement shall be deemed to be in the same proportion as (a) the net investment gain paid or contemplated to be paid or received or contemplated to be received by us, our security holders and our creditors in the transaction or transactions that are subject to the Engagement, whether or not any such transaction is consummated, bears to (b) the fees paid or to be paid to M.CAM under the Engagement Letter (excluding any amounts paid as reimbursement of expenses).

Neither party to this agreement will, without the prior written consent of the other party (which consent will not be unreasonably withheld), settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (a "Judgment"), whether or not we or any Indemnified Party are an actual or potential party to such claim, action, suit or proceeding. In the event that we seek to settle or compromise or consent to the entry of any Judgment, we agree that such settlement, compromise or consent (i) shall include an unconditional release of M.CAM and each other Indemnified Party hereunder from all liability arising out of such claim, action, suit or proceeding, (ii) shall not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of M.CAM or each other Indemnified Party, and
(iii) shall not impose any continuing obligations or restrictions on M.CAM or each other Indemnified Party.

Promptly after receipt by an Indemnified Party of notice of any complaint or the commencement of any action or proceeding with respect to which indemnification is being sought hereunder, such person will notify us in writing of such complaint or of the commencement of such action or proceeding, but failure to so notify us will not relieve us from any liability which we may have hereunder or otherwise, except to the extent that such failure materially prejudices our rights. If we so elect or are requested by such Indemnified Party, we will assume the defense of such action or proceeding, including the employment of counsel reasonably satisfactory to M.CAM and the payment of the fees and disbursements of such counsel.

In the event, however, such Indemnified Party reasonably determines in its judgment that having common counsel would present such counsel with a conflict of interest or if we fail to assume the defense of the action or proceeding in a timely manner, then such Indemnified Party may employ separate counsel reasonably satisfactory to us to represent or defend it in any such action or proceeding and we will pay the fees and disbursements of such counsel; provided, however, that we will not be required to pay the fees and disbursements of more than one separate counsel for all Indemnified Parties in any jurisdiction in any single action or proceeding. In any action or proceeding the defense of which we assume, the Indemnified Party will have the right to participate in such litigation and to retain its own counsel at such Indemnified Party's own expense.

The foregoing reimbursement, indemnity and contribution obligations of ours under this agreement shall be in addition to any rights that an Indemnified Party may have at common law or otherwise, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of ours and such Indemnified Party.

The provisions of this agreement shall apply to the Engagement, as well as any additional engagement of M.CAM by us in connection with the matters which are the subject of the Engagement, and any modification of the Engagement or additional engagement and shall remain in full force and effect regardless of any termination or the completion of your services under the Engagement Letter.

This agreement and the Engagement Letter shall be governed by and construed in accordance with the laws of the state of California applicable to contracts executed in and to be performed in that state.

                                             Very truly yours,
                                             VALUEVEST HIGH CONCENTRATION MASTER
                                             FUND, LTD.


                                             By: /s/ Mark Bakar
                                                --------------------------------
                                                Mark Bakar, Director


                                             By: /s/ Vijayabalan Murugesu
                                                --------------------------------
                                                Vijayabalan Murugesu, Director


                                             By: /s/ David Sargison
                                                --------------------------------
                                                David Sargison, Director

Accepted and Agreed
to as of the date first
written above:

M.CAM, INC.


By: /s/ David E. Martin
   ------------------------
   David E. Martin
   Chief Executive Officer

                                    EXHIBIT I

Licensing stream securitization: M.CAM to attempt to perfect the interests in the royalty streams that are current in Ampex and build a cash-backed securitization This has an opportunity to infuse NPV working capital into Ampex for strategic use in IP enforcement and could be pooled with 3rd party licensing revenue for larger investment banking opportunity returns.

Immediate Notice: M.CAM to oversee and coordinate the sending of infringement notice letters on both the Ampex patents as well as the operating code to all existing licensees as well as the over 190 companies and entities identified as currently encroaching on the Ampex portfolio. The near and long term intents are:

o Capture greater value from existing licensees by migrating from a patent-only model to a patent and copyright model;

o Build the basis for a transferable and poolable licensing consortia on digital image capture, transmission, storage, and reconstruction (for internal leverage or for partnership leverage with Kodak, Sony, Samsung, etc.);

o    Begin capturing revenue for non-aligned sector deployment; and,

o Construct a template for more assertive licensing value expectations with licensees.

Company to pay a 10% commission on all renegotiated and re-priced licenses and a 25% commission on all new licenses from currently un-licensed principal patents.

Public Sector Realignment: An immediate review of all existing long-term government contracts to assess their viability for migration to data format homogenization services in addition to, or in lieu of, existing technology supply contracts. Insofar as this exercise is successful, M.CAM would propose taking an OS standard approach to building future value. Commissions would be negotiated as above.

Teaming: M.CAM has identified and qualified one third party with whom it may be able to create significant patent licensing pools. This third party has considerable financial interest in parties known to, but not doing business with Ampex. M.CAM proposes the immediate entrance into dialogue with this party to arrange a licensing pool structure (with pari pasu revenue sharing) between the parties. This licensing pool could roll into the securitization model above or simply add cash flow to Ampex.


SK 23300 0001 720957